Exhibit 99.1

Yamana Gold, Glencore and Goldcorp Enter Into an Agreement for the Integration of Agua Rica and Alumbrera

TSX: G   NYSE: GG   (All dollar amounts in $US)

VANCOUVER, March 7, 2019 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG), Yamana Gold Inc. (TSX:YRI; NYSE:AUY) ("Yamana") and  Glencore International AG (LSE:GLEN; JSE:GLN) ("Glencore") (collectively the "Parties") are pleased to announce the signing of an integration agreement (the "Agreement") pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited ("Alumbrera") in the Catamarca Province of Argentina.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine (the "Integrated Project") has significant merit given the proximity of the assets, and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica.  Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.  Preliminary studies show the potential for a mine life in excess of 25 years at average annual production of approximately 236,000 tonnes (520 million pounds) of copper-equivalent metal(1), including the contributions of gold, molybdenum, and silver, for the first 10 years of operation.  This is based on the Agua Rica mineral reserve(2) estimated to contain proven and probable mineral reserves of approximately 4.5 million tonnes  (10 billion pounds) of copper and 6.5 million ounces of gold contained in approximately 910 million tonnes of ore.

The Agreement represents a significant step forward towards the optimization of Agua Rica.  The Alumbrera infrastructure, including the existing infrastructure for concentrate logistics located in northern Argentina between the mine site and the port, presents a unique opportunity to enhance project economics while also reducing both the project complexity and environmental footprint.

The Parties have established a Technical Committee to direct the review and evaluation of the Integrated Project. It is expected that a pre-feasibility study for the Integrated Project will be completed in 2019 and that a full feasibility study with updated mineral reserve, production and project cost estimates will be completed by 2020.  This will provide the framework for the submission of a new Environmental Impact Assessment ("EIA") to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities.

(All amounts are expressed in United States dollars unless otherwise indicated.)
(1) Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: US$6,614/tonne for copper, US$1,250/oz for gold, US$24,250/tonne for molybdenum, and US$18/oz for silver.
(2) As of December 31, 2018, further details including tonnes, grade and assumptions are presented at the end of this press release.

The Parties have been working together with key government stakeholders to support a path forward for the evaluation and development of the Integrated Project.  An agreement has been reached with the Catamarca state mining company, Catamarca Minera y Energética Sociedad del Estado ("CAMYEN"), in respect to CAMYEN's participation in the Integrated Project.  The Catamarca Province has approved a closure plan for the progressive reclamation of the Alumbrera mine that synchronizes with the advancement of the Integrated Project and is funded with existing cash of Alumbrera on reserve for reclamation activities. Yacimientos Mineros de Agua de Dionisio ("YMAD") has indicated its support for the use of the Alumbrera infrastructure for the Integrated Project.  Finally, the National Government implemented a mechanism that was pending since the 2003 reform of the Argentine Mining Investments Law, which sets out the framework for refund of amounts paid in excess of a mining project's overall tax burden, at a federal level.  This supports fiscal stability of mining projects in country, and the Integrated Project specifically, as it advances.

Transaction Overview

The Agreement provides the Parties with a path to a full integration of the Agua Rica project and the Alumbrera mine technically and legally.  The ownership of the Parties upon the consummation of the integration structure is set forth below:

Party	Percentage Ownership Interest
Yamana	56.25%
Glencore	25.00%
Goldcorp	18.75%

In respect of the contribution of the Parties, Yamana will contribute its current 100% interest in the Agua Rica project and its 12.5% interest in Alumbrera, while Glencore and Goldcorp will contribute their respective 50% and 37.5% interests in Alumbrera.  Full integration is expected to occur with the filing of the full feasibility study and EIA.  The integration transaction structure will be determined based on the final construction financing plan, which may include completing a business transaction or other monetization event involving one or more third parties with respect to the Integration Project, and which may include a going public transaction.  During this period the Parties will further advance the technical work to facilitate the permitting and dialogue with communities and stakeholders, perform confirmatory due diligence, finalize binding agreements with government stakeholders and finalize the legal integration structure.

Qualified Person

Scientific and technical information contained in this press release has been reviewed and approved by Ivan Mullany, FAusIMM, Senior Vice President, Technical Services for Goldcorp.  Ivan Mullany is an employee of Goldcorp and a "Qualified Person" ("QP") as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Mineral Reserve Statement, Agua Rica Project

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559
Silver	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Copper	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790
Moly	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral Resource Statement, Agua Rica Project

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Gold	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896
Silver	27,081	2.4	2,042	173,917	2.9	16,158	200,998	2.8	18,200

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Copper	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714
Moly	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172

	Inferred Mineral Resources
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Gold	642,110	0.12	2,444
Silver	642,110	2.3	48,124

	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Copper	642,110	0.34	4,853
Molybdenum	642,110	0.034	480

Mineral Reserve and Mineral Resource Reporting Notes
1. Metal Price, Cut-off Grade, Metallurgical Recovery:
Mineral Reserves	Mineral Resources
Cut-off grade at 0.2% copper	Cut-off grade at 0.2% copper
Price assumption: $1,000/oz gold, $2.25/lb copper, $17.00/oz silver and $12.00/lb molybdenum
Metallurgical recoveries are 84.9% for copper, 52.7% for gold, 67.6% for silver, 65.9% for zinc and 68.0% for molybdenum
2. All Mineral Resources are reported exclusive of Mineral Reserves.
3. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4. Mineral Reserves and Mineral Resources are reported as of December 31, 2018.
5. Due to rounding, numbers may not add up precisely to the totals.
6. Mineral Reserves QP, Enrique Munoz, MAusIMM, Registered Member of Chilean Mining Commission and Mineral Resources QP, Felipe
Machado de Araújo, Registered Member of Chilean Mining Commission.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About Yamana

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

About Glencore

Glencore is one of the world's largest global diversified natural resource companies and a major producer and marketer of more than 90 commodities.  The Glencore group's operations comprise around 150 mining and metallurgical sites, oil production assets and agricultural facilities.

With a strong footprint in both established and emerging regions for natural resources, Glencore's industrial and marketing activities are supported by a global network of more than 90 offices located in over 50 countries.

Glencore's customers are industrial consumers, such as those in the automotive, steel, power generation, oil and food processing sectors.  Glencore also provides financing, logistics and other services to producers and consumers of commodities.  Glencore's companies employ around 158,000 people, including contractors.

Glencore is proud to be a member of the Voluntary Principles on Security and Human Rights and the International Council on Mining and Metals.  Glencore is an active participant in the Extractive Industries Transparency Initiative.

FOR FURTHER INFORMATION PLEASE CONTACT:

Goldcorp
Investors
Shawn Campbell, Director, Investor Relations t: 800 567-6223
E-mail:  info@goldcorp.com

Media
Christine Marks, Director, Corporate Communications t: 604 696-3050
E-mail: media@goldcorp.com

Yamana
Investors and Media
Steve Parsons, SVP, Investor Relations and Corporate Communications
t: 416-815-0220 or 1-888-809-0925
Email: investor@yamana.com

Glencore
Investors
Martin Fewings       t: +41 41 709 2880 m: +41 79 737 5642
E-mail: martin.fewings@glencore.com
Ash Lazenby           t: +41 41 709 2714 m: +41 79 543 3804
E-mail: ash.lazenby@glencore.com

Media
Charles Watenphul     t: +41 41 709 24 62   m: +41 79 904 33 20
E-mail: charles.watenphul@glencore.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended,  the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements relating to the Agua Rica project, and the Alumbrera mine and the proposed integration of the projects; estimates of future production, including expected annual production range and Reserve base; estimates of future capital expenditures; estimates of savings and efficiencies, including estimated Full Potential cost and efficiency improvements and anticipated benefits; expectations regarding the targeted internal rate of return; expected financial flexibility and balance sheet strength; expectations regarding future exploration and the development, growth and potential of Goldcorp's operations, project pipeline and investments, including, without limitation, project returns; expectations of future dividends and returns to shareholders; expectations regarding potential synergies and benefits; expectations of future plans and benefits. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, risks relating to the development, exploration and construction plans for the proposed integrated project being met, delays or failure to obtain the required approvals; changes to the current scientific and technical information; permitting, development, operations and expansion of Goldcorp's operations and projects being consistent with current expectations and mine plans, including without limitation receipt of export approvals; political developments in any jurisdiction in which Goldcorp operate being consistent with its current expectations; planning and integration assumptions; gold price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

View original content:http://www.prnewswire.com/news-releases/yamana-gold-glencore-and-goldcorp-enter-into-an-agreement-for-the-integration-of-agua-rica-and-alumbrera-300808997.html

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2019/07/c2089.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 19:41e 07-MAR-19